Exhibit 99.1

PRESS RELEASE

TotalEnergies and Masdar to form $2.2 billion Joint Venture to
Accelerate Renewable Energy Growth in Asia

•	Binding agreement to merge onshore renewable activities in nine countries across Asia
•	Each company will contribute assets of comparable value, totaling 3 GW of operational capacity and 6 GW under advanced development
•	Abu Dhabi-headquartered platform positions partners to capture Asia’s growing electricity demand

Paris/Abu Dhabi, 2 April 2026 – TotalEnergies, a global integrated multi-energy company, and Abu Dhabi Future Energy Company PJSC – Masdar, a global clean energy leader, have signed a binding agreement to establish a $2.2bn 50/50 joint venture (JV) that will merge their onshore renewable activities in nine countries across Asia.

As electricity demand accelerates across Asia, this partnership brings together capital and expertise to deliver renewable energy at the scale and speed required. Once the transaction is closed, the JV will act as both companies’ sole vehicle for developing, building, owning and operating onshore solar, wind and battery storage projects in Azerbaijan, Indonesia, Japan, Kazakhstan, Malaysia, the Philippines, Singapore, South Korea and Uzbekistan.

The JV will have a portfolio capacity of 3 GW of operational assets and 6 GW of assets in advanced development that are expected to be operational by 2030. Each partner will contribute assets of comparable value.

“The UAE has established itself as a global energy leader by delivering at scale, investing with conviction, and building partnerships that endure. Masdar epitomizes that approach. We are proud to have pioneered renewable energy deployment in Central Asia and the Caucuses, and we have an expanding portfolio in some of the most attractive growth markets in Asia-Pacific. Asia will be the main driver of global electricity demand growth this decade, and this collaboration with TotalEnergies will accelerate our progress across the continent, unlocking new opportunities to deliver the competitive, reliable energy solutions that our partners and customers need,” said His Excellency Dr, Sultan Al Jaber, UAE Minister of Industry and Advanced Technology and Chairman of Masdar.

“We are delighted with the signing of this agreement with Masdar, which brings together two major renewable players to build a renewable champion in Asia. It will allow us to combine the strengths of our two companies to secure significant positions in these markets and create more value than if we were acting alone. This agreement is fully in line with the renewable energy strategy of our Integrated Power business. We are also pleased to further deepen, in this area, the long-standing relationship between the United Arab Emirates and TotalEnergies,” said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

“This joint venture reinforces Abu Dhabi’s status as a global center for energy leadership, combining the expertise of Masdar and TotalEnergies to drive renewable energy deployment across Asia. For Masdar, this JV strengthens and diversifies our portfolio, unlocking new opportunities in attractive, high-growth markets, while bringing in a like-minded partner to accelerate growth and deliver additional value in our existing markets.” said Mohamed Jameel Al Ramahi, CEO of Masdar.

The JV, which will be headquartered in Abu Dhabi Global Market (ADGM), will be staffed by around 200 employees from both TotalEnergies and Masdar. The management team for the JV will be announced at a future date.

The closing of the agreement is subject to regulatory approvals and conditions.

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About Masdar

Established in 2006, Masdar (Abu Dhabi Future Energy Company) is leading the global energy transformation by investing in, developing and operating renewable energy projects that deliver commercial returns while providing reliable, affordable clean power worldwide.

With over 20 years’ experience in renewables, Masdar has a diverse, derisked portfolio totaling over 65 gigawatts (GW) across six continents, including the world’s fastest-growing energy markets.

Jointly owned by TAQA, ADNOC and Mubadala, Masdar is driving the scale-up of renewables worldwide, targeting a portfolio capacity of 100GW by 2030.

For more information, please visit: https://www.masdar.ae and connect: facebook.com/Masdar.ae and twitter.com/Masdar

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).